September 4, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn.: Linda Cvrkel, Branch Chief

100 F Street, N.E.

Washington, DC 20549-5973

RE:          Armco Metals Holdings, Inc.

Form 10-Q for the Quarterly Ended June 30, 2014

Filed August 14, 2014

File No. 001-34631

Dear Ms. Cvrkel:

Armco Metals Holdings, Inc. (the “Company”) is in receipt of the staff’s comment letter dated August 29, 2014. Following are the Company’s responses to the staff’s comments contained in such letter.

Note 1. Organization and Operations, page F-6; Acquisition of Draco Resources (“Draco”) Recognized as a Reverse Acquisition, page F-7

1. We note from your response to our prior comment number 11 that the Company will account for the aggregate 1,200,000 post-split shares that will be issued to two finders in connection with the Draco Acquisition transaction as part of the reverse acquisition and recapitalization. As the disclosure on page F-7 indicates that these shares are being issued to China Direct Investments, Inc and Shanghai Heqi Investment Center as finder’s fees due by Draco to those entities, please tell us and revise to disclose whether expense will be recognized in the company’s financial statements in connection with the issuance of these shares. If not, please explain why.

Response:

The Company inadvertently added the acquisition of Draco Resources (“Draco”) recognized as a reverse acquisition in Note 1 Organization and Operations. The Share Exchange Agreement (the “Agreement”) among, Armco Metals Holdings, Inc. (the “Company”), Draco Resources, Inc. and the Draco Resources Shareholders should have been disclosed in the Note 12 Commitments and Contingencies as the Agreement has not been consummated as of June 30, 2014.

The Company will account for acquisition related costs including the Finder's Fees as expenses in the Company’s financial statements in connection with the issuance of the Finders’ shares in the reporting period when the Agreement is consummated.

We trust the foregoing responds to the staff's comments.

Sincerely yours, /s/ Fengtao Wen Fengtao Wen Chief Financial Officer